Adecoagro S.A.
Société Anonyme
Vertigo Naos Building
6, Rue Eugène Ruppert
L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681
(the “Company“)

Communication related to the convening to the
Annual General Meeting of Shareholders (the “AGM”)
to be held on April 15, 2020 at 2:30.pm (CET) and
Extraordinary General Meeting of Shareholders (the “EGM”)
to be held on April 15, 2020, right thereafter the AGM

Dear Shareholders,

In accordance with and as permitted by the Grand Ducal Regulation of 20 March 2020 on the introduction of measures relating to the holding of meetings in companies and other legal entities in the current exceptional circumstances relating to Covid-19 (“Coronavirus”) and restrictions imposed by inter alia the Luxembourg Government related to the outbreak of Coronavirus, the Company has in view of the safety of all, decided that shareholders may only express their votes at the AGM and/or EGM by granting a proxy to a proxyholder nominated by the Company.

Any shareholder who holds one or more shares(s) of the Company on February 28, 2020 (the “Record Date”) shall vote by proxy.

Please consult the Convening Notice or the Company’s website as to the procedures to be represented by way of proxy.

Please note that the proxy cards must be received by the Company or the tabulation agent (Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940), no later than 3:00 p.m. New York City Time on April 14, 2020 in order for such votes to count.

Yours faithfully

The Board of Directors